SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-31666

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Advantage Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Advantage Corporation

12395 First American Way

Poway, California 92064

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

First Advantage Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of First Advantage Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 22, 2009

First Advantage Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$53,763,702	$69,081,438
Participant loans	1,697,023	1,948,920

Total investments	55,460,725	71,030,358
Receivables:
Dividends	54,916	60,926
Employer contributions	3,926,221	4,335,577
Other	—	14,256

Total receivables	3,981,137	4,410,759
Total assets	59,441,862	75,441,117
Liabilities
Excess contributions payable	17,654	140,272

Net assets available for benefits	$59,424,208	$75,300,845

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

2008
Additions
Net depreciation in fair value of investments	$(22,592,051)
Interest and dividend income	1,883,930

Total investment loss	(20,708,121)

Contributions:
Participants	10,112,806
Employer	3,926,221
Rollover	727,553

Total contributions	14,766,580

Total losses	(5,941,541)

Deductions
Benefits paid to participants	(9,914,367)
Administrative expenses	(20,729)

Total deductions	(9,935,096)

Decrease in net assets	(15,876,637)

Net Assets Available for Benefits
Beginning of year	75,300,845

End of year	$59,424,208

The accompanying notes are an integral part of these financial statements.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

1.	Description of the Plan

The following description of the First Advantage Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, the First Advantage Corporation (the “Company” or “First Advantage”) created the Plan. Prior to January 1, 2004, employees of the Company were eligible to participate in The First American Corporation 401(k) Savings Plan (the “First American Plan”), which was available to substantially all employees. All employees of the Company who participated in the First American Plan and their related plan assets were transferred into the Plan. A total of 2.0 million shares of First Advantage Class A common stock are reserved for issuance in connection with the Plan.

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of twenty-seven investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options daily.

The Plan’s trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to Internal Revenue Service (“IRS”) limitations.

Discretionary profit matching amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. Discretionary profit matching contributions were $3,926,221 for the year ended December 31, 2008 and were paid in cash subsequent to year end. Participants may also roll over distributions from other qualified 401(k) plans or Rollover (“Conduit”) Individual Retirement Accounts.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

The Plan, as required by the IRS Code, performs an annual test to ensure that highly compensated participants, as defined by ERISA, are not disproportionately favored under the Plan versus non-highly compensated individuals. The Plan failed the test as of December 31, 2008 and 2007. During 2008 and 2007, excess contributions from highly compensated participants were made to the Plan. In March 2009 and February 2008, the Plan made reimbursements of excess contributions and related earnings to highly compensated participants to maintain compliance with the IRS Code in the amount of $17,654 and $140,272, respectively.

Participant Accounts

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the IRS Code; and from any amounts rolled over from a 401(k) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000. Participants may have only one loan outstanding at a time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at the net asset values of the underlying funds and common stock are stated at quoted market prices (except for the Fidelity Money Market Fund, which is recorded at amortized cost which approximates fair value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, “Fair Value Measurements” (“SFAS 157”) and subsequently adopted certain related FASB staff positions. SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Investments Measured at Fair value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$6,604,590	$—	$—	$6,604,590
First Advantage Corporation common stock	2,815,390	—	—	2,815,390
The First American Corporation common stock	7,212,052	—	—	7,212,052
Fidelity Equity Index Pool Fund	—	1,888,377	—	1,888,377
Mutual funds	35,243,293	—	—	35,243,293
Participant loans	—	—	1,697,023	1,697,023

Total investments measured at fair value	$51,875,325	$1,888,377	$1,697,023	$55,460,725

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets. The Fidelity Equity Index Pool Fund investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2018 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008 and 2007.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$1,948,920
Issuances, repayments, and settlements, net	(251,897)

Balance as of December 31, 2008	$1,697,023

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

4.	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

		2008		2007
	Mutual Funds
*	Fidelity Institutional Money Market Fund	$6,604,590		$—	**
	Lord Abbett Small Cap Value Fund Class I	4,940,965		6,490,829
*	Fidelity Diversified International Fund	4,861,433		8,386,587
*	Fidelity Balanced Fund	4,283,733		5,934,061
*	Fidelity US Bond Index Fund	4,116,514		—	**
	Davis NY Venture Y Fund	3,883,975		6,366,265
*	Fidelity Large-Cap Stock Fund	2,324,263	**	4,389,355
*	Fidelity Low Priced Stock Fund	2,265,929	**	4,330,289
	Davis NY Venture A Fund	—	**	6,366,265
*	Fidelity Retirement Money Market Fund	—	**	5,218,747
	Common Stock
*	The First American Corporation Stock	7,212,052		9,451,551
*	First Advantage Corporation Stock	2,815,390	**	3,984,102
	* Denotes party-in-interest
	** Balances are shown for comparable purposes, but were not 5% of the Plan’s net assets in the respective year.

During 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $22,592,051 as follows:

2008
Mutual funds	$(20,825,151)
First Advantage Corporation common stock	(311,959)
The First American Corporation common stock	(1,454,941)

$(22,592,051)

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund will be invested in the financial services industry.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. In the Plan, the short term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Mid Cap Equity Fund

Mid cap equity funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Index Fund

An international index funds builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to seek to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Funds

These funds invest in the common shares of First Advantage Corporation and The First American Corporation and such other assets, awaiting investment in the Company’s shares and The First American Corporation shares, as the plan trustee considers advisable.

5.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $75,373 for the year ended December 31, 2008.

First Advantage Corporation

401(k) Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

The Plan held Company stock with fair values of $2,815,390 and $3,984,102 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, 198,932 and 241,831 shares of common stock are held by the Plan, respectively. The Plan made purchases and sales of the First Advantage Corporation Stock Fund during 2008 and 2007.

The Plan held The First American Corporation stock with fair values of $7,212,052 and $9,451,551 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, 249,619 and 276,987 shares of common stock are held by the plan, respectively. The Plan made purchases and sales of the First American Corporation Stock Fund during 2008 and 2007.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $32,125,135 and $39,319,278 at December 31, 2008 and 2007, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

7.	Federal Income Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service, but has not yet received one. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code Section 401, and is, therefore, exempt from federal income taxes.

8.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2008 and 2007, included $16,644,251 and $10,452,003, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

9.	Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Approximately $7,200,000 and $9,500,000 of the net assets available for benefits were held in The First American Corporation stock at December 31, 2008 and 2007, respectively. These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

First Advantage Corporation

401(k) Savings Plan

EIN: 61-1437565 PN: 32040

Schedule I: Schedule H, Line 4i: Schedule of Assets (Held at End of Year) December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	The First American Corporation	249,619 shares of common stock	$7,212,052
*	Fidelity Group	Fidelity Institutional Money Market Fund	6,604,590
	Lord Abbett	Small Cap Value Fund Class I Fund	4,940,965
*	Fidelity Group	Fidelity Diversified International Fund	4,861,433
*	Fidelity Group	Fidelity Balanced Fund	4,283,733
*	Fidelity Group	Fidelity US Bond Index Fund	4,116,514
	Davis Funds	NY Venture Y Fund	3,883,975
*	First Advantage Corporation	198,932 shares of common stock	2,815,390
*	Fidelity Group	Fidelity Large-Cap Stock Fund	2,324,263
*	Fidelity Group	Fidelity Low Priced Stock Fund	2,265,929
*	Fidelity Group	Fidelity Equity Index Pool Fund	1,888,377
	Vanguard	Explorer Admiral Class Fund	1,524,118
*	Fidelity Group	Fidelity Freedom 2035 Fund	1,033,177
*	Fidelity Group	Fidelity Freedom 2025 Fund	947,833
*	Fidelity Group	Fidelity Freedom 2040 Fund	706,169
	Pimco	PIMCO Low Duration Institution Fund	655,491
	Vanguard	Strategic Equity Fund	606,576
*	Fidelity Group	Fidelity Freedom 2030 Fund	605,814
*	Fidelity Group	Spartan Intl Index Fund	575,226
*	Fidelity Group	Fidelity Freedom 2020 Fund	476,890
*	Fidelity Group	Fidelity Freedom 2045 Fund	463,355
*	Fidelity Group	Fidelity Freedom 2050 Fund	292,544
*	Fidelity Group	Fidelity Freedom 2015 Fund	263,649
*	Fidelity Group	Fidelity Freedom Income Fund	258,816
*	Fidelity Group	Fidelity Freedom 2010 Fund	106,391
*	Fidelity Group	Fidelity Freedom 2005 Fund	32,563
*	Fidelity Group	Fidelity Freedom 2000 Fund	17,869
*	Participant loans	Fully amortized with various maturities through November 2018 and interest rates ranging from 5.00 percent to 9.25 percent	1,697,023

			$55,460,725

*	Denotes party-in-interest

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Advantage Corporation 401(k) Savings Plan

Date: June 22, 2009	By:	/s/ John Lamson
John Lamson Executive Vice President and Chief Financial Officer